UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December 2024 (Report No. 2)

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

Private Placement Offering

On December 23, 2024, PolyPid Ltd. (the “Company”) entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) for a private placement financing led by existing institutional shareholders. Under the securities purchase agreement, the investors have agreed to purchase 4,493,830 of the Company’s ordinary shares, no par value per share, or pre-funded warrants in lieu thereof, at a purchase price of $3.22 per share (the “Ordinary Shares”) (or pre-funded warrant), and warrants to purchase up to 6,740,745 Ordinary Shares at an exercise price of $4.00 per share. The warrants expire upon the earlier of nine months from the date of issuance and 10 trading days following the Company’s announcement of the top-line results in the Company’s SHIELD II Phase 3 trial of D-PLEX100.

The offering is expected to result in gross proceeds to the Company of $14.5 million. Exercise of the warrants in full would result in an additional $27 million in gross proceeds to the Company. The Company intends to use the net proceeds from the sale of the securities for its ongoing SHIELD II Phase 3 clinical trial, working capital and general corporate purposes.

The closing of the offering is expected to occur on or about December 26, 2024, subject to the satisfaction of customary closing conditions.

The Company’s press release dated December 23, 2024, announcing the pricing of the private placement is attached hereto as Exhibit 99.1.

The Company also entered into a letter agreement with Citizens JMP, as exclusive financial advisor and agent in the offering (the “Placement Agent”), dated December 18, 2024, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7.0% of the gross proceeds received in the offering and reimburse certain accountable expenses up to $50,000.

The securities described herein (the “Securities”) have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the Ordinary Shares and the Ordinary Shares underlying warrants.

This Report on Form 6-K (the “Report”) shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the Securities Purchase Agreement, pre-funded warrants, and warrants do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement, pre-funded warrant, and warrants, which are attached as Exhibits 99.2, 99.5, and 99.4, respectively, to this Report and are incorporated herein by reference.

This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658 and File No. 333-281863) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703 and File No. 333-280662) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.

99.1	Press Release issued by PolyPid Ltd. on December 23, 2024, titled “PolyPid Announces Positive Recommendation by DSMB to Continue Enrollment of Phase 3 SHIELD II Trial of D-PLEX₁₀₀ to 800 Patients with a Concurrent Private Placement of up to $41 Million”.
99.2	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated December 23, 2024.
99.3	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated December 23, 2024.
99.4	Form of Ordinary Share Purchase Warrant.
99.5	Form of Pre-Funded Ordinary Share Purchase Warrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: December 26, 2024	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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